November 6, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:	Micro Component Technology, Inc.
Form 10-K for the year ended December 31, 2006 Filed April 2, 2007
Form 10-Q for the quarter ended June 30, 2007 Filed August 14, 2007
File No. 000-22384

Dear Mr. Webb:

This letter responds to the Commission’s comment letter dated October 23, 2007.  Set forth below is each of the comments and the registrant’s response to each comment.

Form 10-K for the year ended December 31, 2006

Note 5. Long-Term Debt, page F-15

Comment 1

Please refer to our prior comment 5.  We note you indicated in note (7) of your response to our previous comment that your discount had been incorrectly reported in your 2006 Form 10-K and your 2007 first and second quarter Form 10-Q’s.  We also note that you concluded that those errors have no effect on the long-term debt reported as of December 31, 2006.  Please include a detailed analysis of why you believe those errors did not impact the financial statements included in your Form 10-K for the year ended December 31, 2006 and in your Form 10-Q’s for the quarters ended March 31, 2007 and June 30, 2007. Consider the need to provide an analysis of the matters outlined in SAB 99 with your response.

Response 1

The discount amounts reported in the Consolidated Balance Sheets for the year ended December 31, 2006 was contained in the description “Long-term debt, net of discounts of $836 and $545, respectively”.  The discount figure of $836 should have been reported as $974.  The long-term debt amount reported on the Consolidated Balance Sheets for the year ended December 31, 2006 was $5,506; this amount is correct as reported and does not need to be adjusted.  Thus, this incorrect disclosure had no effect on the amount of long-term debt reported as of December 31, 2006.  The discount disclosure will be corrected in future filings.

Comment 2

Please refer to our prior comment 5.  Based on our review of the roll forward provided in your response, we are unable to reconcile changes in your debt to disclosures in the financing activities section of the cash flow statements provided in your Form 10-K for the year ended December 31, 2006.  Please provide us with a response that is detailed enough for us to determine how changes in debt per your balance sheet (and notes to your financial statements) are consistent with disclosures in you cash flow statements.  Please note when preparing future filings that paragraph 11 of SFAS 95 states that generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than the net amounts of cash receipts and cash payments.

Response 2

Below is a revised Cash flows from financing activities from the cash flow statement for year ended December 31, 2006 with proceeds from long-term debt and payments of long-term debt amounts separately reported.  We will present the revised disclosures in future filings.  We have referenced the source of the figures in the table below.

Cash flows from financing activities:		Reference

Proceeds from long-term debt, net of debt issue costs	4,903	(a)
Payments on long-term debt, net of stock issued in conversion of 10% senior subordinated debt	(4,198)	(b)
Proceeds (Payments) on bank line of credit	1,234
Proceeds from issuance of stock	66
Stock issuance costs	1,354
Net cash provided by financing activities (no change from amount reported in December 31, 2006 cash flow statement)	3,359

The following table provided in our response dated October 10, 2007 has been revised to reference information to the Cash flows from financing table above.

Long-term Debt Analysis:	2006	2005	Change	Reference
(includes short-term portion of long-term debt) 10% senior subordinated convertible debt Payment (see Laurus assumption of $1,230 below)	—	3,630	(3,630)	(b)

California Building Lease Debt Payment	228	361	(133)	(b)

Laurus long-term debt:
Laurus assumption of note payable from 10% note holder	1,230	—	1,230	(b)
2004 Laurus Note Payment	—	1,667	(1,667)	(b)
2005 Laurus Note Payment	—	2,333	(2,333)	(b)
2006 Laurus Note Proceeds	5,250	—	5,250	(a)
Discount on long-term Debt	(974)	(545)	(429)	**

Total Long-term Debt, including current portion	5,734	7,446
Additional debt issue costs related to refinancing (not specifically disclosed in past filings; will be disclosed in future filings)			(347)	(a)
Stock Issued in conversion of 10% senior subordinated debt (disclosed in the Supplemental disclosure section of the December 31, 2006 cash flow statements)			2,335	(b)

** - The Change amount consists of $821 of additional discount related to refinancing and ($392) of discount amortization.

Form 10-Q for quarter ended June 30, 2007

Note 3. Balance Sheet Information, page 7

Comment 3

Please refer to our prior comment 7. We note that your reduction in inventory reserve is based on a periodic inventory reserve analysis and resulted primarily due to the decreased age and improved utilization of your inventory.  We further note that you used the guidance in SFAS 157 in your analysis of inventory reserve.

Please note that SFAS 157 does not apply under accounting pronouncements that require or permit fair value measurements that are similar to fair value but that are not intended to measure fair value, including inventory pricing.  Please refer to paragraph 3 of SFAS 157.

Further, please note that based on Chapter 4 of ARB 43, footnote 2, a write-down of inventory to the lower of cost or market creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.  Please refer to SAB 100 and revise your future filings to clearly disclose how your inventory valuation policies comply with Chapter 4 of ARB 43.

Response 3

As indicated previously, the reduction in inventory reserves was primarily due to the decreased age and improved utilization of our inventory.  More specifically the reduction in inventory reserves for the first and second quarters of 2007 was due to the sale of goods and the scrap of goods during 2007.  Inventory reserves associated with the sale and scrap of goods were then reduced appropriately.  The amounts of reserve reduction due to the sale and scrap of goods will be disclosed in more detail in future filings.  Per ARB 43, specific inventory write-downs have not been written up once a reserve has been established for a given part.

Please contact me with any additional comments or questions.

Sincerely,

/s/ Bruce Ficks

Bruce Ficks

Chief Financial Officer

Micro Component Technology

(651) 697-4234

bruce.ficks@mct.com